EXHIBIT 99.1

WiLAN Reports Fiscal Year 2011 Financial Results

Company generates record revenue and earnings

Company announces 20% dividend increase

OTTAWA, Canada – March 7, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced financial results for the fiscal year ended December 31, 2011. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Fiscal Year 2011 Highlights

•	Record revenues of $105.8 million, an increase of 115% as compared to $49.2 million in the twelve month period ended December 31, 2010.
•	Record adjusted earnings* of $71.5 million, or 58 cents per share, as compared to adjusted earnings of $4.8 million, or 5 cents per share, in the fiscal year ended December 31, 2010.
•	Record GAAP earnings of $31.8 million, or 26 cents per share on a basic level, as compared to a GAAP loss of $21.6 million, or 21 cents per share on a basic level, in the same period last year.
•	Signed licenses with 19 companies, including Intel Corporation, Broadcom Corporation, and Motorola Mobility, bringing the total number of companies licensed to 258.
•	Signed a renewal license agreement with Cisco Systems.
•	Subsidiary, Gladios IP, signed licensing partnerships with six organizations.
•	More than doubled the Company’s patent portfolio to over 3,000 issued and pending patents.
•	Listed its shares on the NASDAQ Global Select Market on June 1, 2011.
•	Returned $13.5 million to shareholders in share buyback and dividend payments.
•	Generated $57.1 million in cash from operations; held cash and cash equivalents and short-term investments of $433.7 million at year end.
•	Doubled annual dividend to CDN $0.10 per common share in February 2011.

“Fiscal 2011 was a defining year for WiLAN. Achievements across all areas of our business launched WiLAN into a new league,” said Jim Skippen, President & CEO.

“License agreements signed during the year contributed to the more than doubling of our revenues, to over $105 million, and positioned the Company to generate significant future revenues. Strategic patent acquisitions completed during the year more than doubled the size of our patent portfolio,” added Skippen.

Skippen continued, “With our large and valuable patent portfolio, expert team, significant backlog and very strong financial position, we are well positioned to deliver strong revenue and earnings in the years to come.”

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Eligible Dividend

The Board of Directors has declared an eligible dividend of CDN $0.03 per common share to be paid on April 5, 2012 to shareholders of record on March 23, 2012. This represents a 20% increase over the quarterly dividend rate in 2011.

Normal Course Issuer Bid

WiLAN also announced today that its Board of Directors has approved the adoption of a normal course issuer bid (“NCIB”) under which the Company expects to purchase up to 9.5 million issued and outstanding common shares (“Shares”) from the day of receipt of regulatory approval until December 13, 2012. The repurchases made under this NCIB will be made, in part, to offset the dilutive effect of Shares expected to be issued upon the exercise of stock options under the Company's stock option plan.

The share buyback program is subject to obtaining requisite regulatory approvals including filing notice with the TSX. The actual number of Shares purchased, the timing of purchases and the price at which the Shares are bought will depend on future market conditions and on potential alternative uses for WiLAN’s cash resources. Any purchases will be subject to trading restrictions and will be made by WiLAN at the prevailing market price of the Shares at the time of purchase.

Fiscal 2011 Revenue Review

In the fiscal year ended December 31, 2011, WiLAN generated revenues of $105.8 million, representing an increase of 115% over the comparable period last year. For the twelve month period ended December 31, 2011 the top ten licensees accounted for 77% of revenues, whereas the top ten accounted for more than 75% of revenues for the twelve month period ended December 31, 2010.

Fiscal 2011 Operating Expense Review

In the twelve month period ended December 31, 2011, cost of revenue expenses totaled $27 million as compared to $26.1 million in the fiscal year ended December 31, 2010. Cost of revenue includes all costs associated with our patent licensing activities including any third-party royalty payments required under royalty arrangements, staff costs and other costs incurred in conducting license negotiations. The Company also includes, as a cost of revenue, any business development costs related to sourcing new patent portfolios or developing new strategic partnerships. In addition, cost of revenue includes stock-based compensation for staff involved in the performance of the above noted activities and amortization of acquired patents, both non-cash expenses.

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Marketing, general and administration (“MG&A”) represent the cost of litigation and corporate services, including stock-based compensation for related staff. Excluding one-time, non-recurring charges and non-cash expenses, MG&A expenses in the twelve month period ended December 31, 2011 amounted to $8.4 million as compared to $5.6 million in same period last year. This increase is due principally to the accrual of variable compensation costs related to employee bonuses and restricted share units of $793, staff cost of $904 and public company related costs of $819 as a result of the Company’s listing on the NASDAQ Global Select Market. One-time, non-recurring charges in fiscal 2011 included incentives paid to the Chief Executive Officer of $8.7 million, of which $7.1 million was accrued to buy-out the Chief Executive Officer’s contracted right to a 2% incentive on gross revenues. The Company completed a detailed review of the accounting treatment for the McKool Smith success fee previously disclosed and determined that it was appropriate to accrue the entire success fee obligation and accordingly a one-time, non-recurring charge of $28 million is included in litigation expenses for the year.

At December 31, 2011, the Company’s net cash, comprised of cash and cash equivalents and short-term investments, totaled $433.7 million, representing an increase of $324.1 million from the net cash position at December 31, 2010. The Company’s cash equivalents and short-term investments include T-bills, term deposits and GICs.

During the fiscal year ended December 31, 2011, the Company generated $57.1 million of cash from operations and returned $13.5 million to shareholders in share buyback and dividend payments.

Fiscal 2011 Earnings Review

In the fiscal year ended December 31, 2011, WiLAN generated adjusted earnings of $71.5 million or 58 cents per share as compared to $4.8 million, or 5 cents per share, in the comparative period. The difference in adjusted earnings between the reporting periods is due to increased revenues, and lower litigation expenses, as a result license agreements reached with major corporations in the first quarter of 2011.

The Company generated net GAAP earnings of $31.8 million, or 26 cents per share on a basic level and 25 cents per share on a diluted level, in the twelve month period ended December 31, 2011, as compared to a net loss of $21.6 million, or 21 cents per share on a basic and diluted level, in the same period last year.

Extendible Convertible Debenture

On September 8, 2011, the Company issued CDN $230 million in aggregate principal amount of its 6% extendible convertible debentures (“Debentures”) due January 31, 2012. The Debentures bore interest at a rate of 6% per year, payable in cash upon repayment on January 31, 2012. The Company issued these Debentures in connection with its offer to acquire MOSAID which expired on November 1, 2011.

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The Company accrued interest expense, related to carrying the Debenture, of $4.2 million in the twelve month period ended December 31, 2011. The Debenture financing costs, after amortization of accretion of debt discount, a non-cash expense of $41.7 million, extinguishment of the conversion feature, a non-cash gain of $66.7 million and amortization of financing costs, consisting of commissions and professional service fees of $4.2 million, amounted to a net gain of $20.7 million.

In the first quarter of 2012 ending March 31, 2012, the Company will incur additional interest expense, related to the debenture, of $1.1 million, an additional accretion of debt discount, a non-cash expense, of $25.0 million and amortized financing costs, consisting of commissions and professional service fees, of $1.7 million.

The Company repaid the Debentures, including accrued interest, on January 31, 2012.

First Quarter 2012 Financial Guidance

In connection with our recent listing on NASDAQ, we conducted a detailed review of the financial guidance practices of our peers including Acacia Research Corporation, InterDigital, Inc., Rambus Inc., RPX Corporation and Tessera, Inc., many of which have been traded on the NASDAQ stock exchange for upwards of a decade or longer. WiLAN is adjusting its guidance policy to be in line with our peers.

For the first quarter of 2012 ending March 31, 2012, WiLAN expects revenue to be at least $21.6 million. This revenue guidance does not include the potential impact of any new agreements that may be signed during the balance of the first quarter of 2012 or the potential impact of any royalties identified in audits conducted by the Company. Operating expenses for the first quarter are expected to be in the range of $9 million to $12 million of which $4 million to $6 million is expected to be litigation expense. For the first quarter of 2012, adjusted earnings are expected to be in the range of $11 million to $14 million.

The above statements are forward-looking and actual results may differ materially. The “Forward-looking Information” section at the end of this press release provides information on various risks and uncertainties that the Company faces. Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s AIF for the 2011 fiscal year dated March 7, 2012 (copies of which may be obtained at www.sedar.com or www.sec.gov). Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

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The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports. In addition, certain revenues may be of a one-time nature.

The above guidance for the three month period ended March 31, 2012 reflects our current business indicators and expectations and is subject to fluctuations in foreign currency exchange rates. Due to their nature, certain income and expense items, such as significant settlements from companies involved in current enforcement actions, brokerage opportunities, new significant litigation or defense actions that could arise during the quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted. Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

Conference Call Information – March 7, 2012 – 10 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time (ET). WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will be on the call.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=167550

•         To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)

•         To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=167550 and accessible by telephone until 11:59 PM on June 7, 2012.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 201.612.7415

Replay passcodes (both required for playback)

•         Account #: 286

•         Conference ID #: 389756

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About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 255 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements. Adjusted Earnings are earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, interest expense, unrealized foreign exchange gains or losses, provision for income taxes and certain other non-cash, one-time, or non-recurring charges.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will be”, “will provide”, “to deliver”, “Company expects”, “are expected”, “may be”, “potential impact” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, (1) the risks described in WiLAN’s November 8, 2011 management’s discussion and analysis of financial condition and results of operations relating to its 3 and 9 months ended December 31, 2011 (the “MD&A”) starting at page 32 of the MD&A and (2) the risks described in WiLAN’s March 1, 2011 annual information form for the year ended December 31, 2011 (the “AIF”) starting at page 13 of the AIF.

Copies of each of the MD&A and AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes

Director, Marketing & Communications

O: 613.688.4897

C: 613.898.6781

E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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Wi-LAN Inc.

Consolidated Statements of Operations

(in thousands of United States dollars, except share and per share amounts)

	Year ended	Year ended
	December 31, 2011	December 31, 2010

Revenue
Royalties	$104,813	$45,557
Brokerage	996	3,679
Total Revenue	$105,809	$49,236

Operating expenses
Cost of revenue	27,012	26,103
Research and development	7,792	3,965
Marketing, general and administration	65,749	37,462
Realized foreign exchange (gain) loss	(1,958)	230
Unrealized foreign exchange (gain) loss	2,997	4
Transaction costs	3,044	-
Restructuring charges	-	726
Total operating expenses	104,636	68,490
Earnings (loss) from operations	1,173	(19,254)
Investment income	5,654	683
Interest expense	(4,218)	-
Debenture financing, net	20,747	-
Earnings (loss) before income taxes	23,356	(18,571)

Provision for (recovery of) income tax expense
Current	3,275	3,041
Deferred	(11,716)	-
	(8,441)	3,041
Net earnings (loss)	31,797	(21,612)

Other comprehensive income
Cumulative translation adjustment	(9,830)	12,713
Comprehensive income (loss)	$21,967	$(8,899)

Earnings (loss) per share
Basic	$0.26	$(0.21)
Diluted	$0.25	$(0.21)

Weighted average number of common shares
Basic	122,741,326	103,289,548
Diluted	124,999,644	103,289,548

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Wi-LAN Inc.

Consolidated Balance Sheets

(in thousands of United States dollars)

As at	December 31, 2011	December 31, 2010
Current assets
Cash and cash equivalents	$432,186	$82,636
Short-term investments	1,524	26,971
Accounts receivable	2,153	2,238
Prepaid expenses and deposits	290	213
Deferred financing costs	1,716	-
	437,869	112,058

Furniture and equipment, net	1,769	568
Patents and other intangibles, net	118,645	126,069
Deferred tax asset	18,086	-
Goodwill	12,623	13,522
	$588,992	$252,217

Current liabilities
Accounts payable and accrued liabilities	$22,169	$11,804
Due to related party	7,102	-
Current portion of patent finance obligation	2,458	-
Deferred tax liability	1,851	-
Debentures	203,855	-
	237,435	11,804

Patent finance obligation	5,189	-
Success fee obligation	15,212	-
	257,836	11,804

Shareholders' equity
Common shares	436,606	355,709
Additional paid-in capital	14,061	13,786
Accumulated other comprehensive income	16,225	26,055
Deficit	(135,736)	(155,137)
	331,156	240,413
	$588,992	$252,217

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Wi-LAN Inc.

Consolidated Statements of Cash Flow

(in thousands of United States dollars)

	Year ended	Year ended
	December 31, 2011	December 31, 2010
Cash generated from (used in)
Operations
Net earnings (loss)	$31,797	$(21,612)
Non-cash items
Stock-based compensation	4,228	1,835
Depreciation and amortization	22,785	20,796
Extinguishment of conversion feature of convertible debentures	(66,679)	-
Foreign exchange gain	(5,175)	-
Deferred financing costs	4,195	-
Accretion of debt discount	41,737	-
Disposal of patents	704	80
Deferred income tax recovery	(11,716)	-
Accrued interest	4,218	-
Long-term portion of success fee	15,212	-
	41,306	1,099
Change in non-cash working capital balances
Accounts receivable	85	(1,777)
Prepaid expenses and deposits	(77)	(71)
Assets held for sale	-	2,082
Accounts payable and accrued liabilities	15,785	2,912
Cash generated from operations	57,099	4,245
Financing
Proceeds on sale of common shares, net	71,992	20,673
Dividends paid	(10,668)	(4,750)
Proceeds from issuance of convertible debentures, net	226,749	-
Debentures repurchased under normal course issuer bid	(1,535)	-
Common shares repurchased under normal course issuer bid	(2,871)	-
Common shares issued for cash on the exercise of options	6,086	4,122
Common shares issued for cash from Employee Share Purchase Plan	182	151
Cash generated from financing	289,935	20,196
Investing
Purchase of short-term investments	25,473	(6,015)
Purchase of furniture and equipment	(1,907)	(411)
Purchase of patents	(19,753)	(9,998)
Cash used in investing	3,813	(16,424)
Foreign exchange gain (loss) on cash held in foreign currency	(1,297)	5,387

Net cash and cash equivalents generated in the period	349,550	13,404
Cash and cash equivalents, beginning of period	82,636	69,232
Cash and cash equivalents, end of period	$432,186	$82,636

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Wi-LAN Inc.

Reconciliation of GAAP Net Earnings to Adjusted Earnings

(Unaudited)

 (in thousands of United States dollars, except share and per share amounts

	Year ended December 31, 2011	Year ended December 31, 2010

Net earnings (loss) under GAAP	$31,797	$(21,612)

Adjusted for:
Unrealized foreign exchange loss	2,997	4
Depreciation and amortization	22,785	20,796
Stock-based compensation	4,228	1,835
Restructuring	-	726
Incentive buy-out	7,102	-
Success fee	27,986	-
Other	285	-
Interest expense	4,218	-
Transaction costs	3,044	-
Investment income	(3,733)	-
Debenture financing, net	(20,747)	-
Income tax (recovery) expense	(8,441)	3,041
Adjusted earnings	$71,521	$4,790

Adjusted earnings per share	$0.58	$0.05

Weighted average number of common shares
Basic	122,741,326	103,289,548
Diluted	124,999,644	103,289,548

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